UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

No. 1088 Yuanshen Road 28/F

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Redemption of and Amendments to the Maturity Date and Conversion Period of the Convertible Promissory Notes Held by China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited

On December 6, 2022, Lufax Holding Ltd (the “Company”), China Ping An Insurance Overseas (Holdings) Limited (“PAOH”) and An Ke Technology Company Limited (“An Ke,” together with PAOH and the Company, the “Parties”) entered into an Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes (the “Fourth Amendment and Supplemental Agreement”), to amend the terms of the convertible promissory notes issued by the Company on October 8, 2015 in the aggregate principal amount of US$1,953,800,000 (the “Notes”). Pursuant to the Fourth Amendment and Supplemental Agreement, the Company agrees to redeem 50% of the outstanding principal amount of the Notes from PAOH and An Ke, and the Parties agree to extend the maturity date from October 8, 2023 to October 8, 2026 (the “Maturity Date”) and the commencement date of the conversion period of the Notes from April 30, 2023 to April 30, 2026 for the remaining 50% of the outstanding principal amount of the Notes.

Following such amendment:

(i)

50% of the outstanding principal amount of the Notes (the “Relevant Notes”) shall be deemed redeemed and the Relevant Notes shall be cancelled forthwith upon the execution of the Fourth Amendment and Supplemental Agreement. In consideration of the redemption and cancellation of the Relevant Notes and the extension of the Maturity Date, and taking into account the fair market value of the Notes as of October 31, 2022 determined by the independent valuers engaged by the Parties, the Company agrees to pay PAOH and An Ke a total amount of US$1,071,064,189.92, together with the unpaid interest accrued on the Relevant Notes, within one year after December 6, 2022 as agreed by the Parties in writing.

(ii)

each of PAOH and An Ke has the right in the manner provided in the Notes, as applicable, to convert the whole or any part of the remaining 50% outstanding principal amount of the Notes, as applicable, into ordinary shares of the Company, par value US$0.00001 per share (or the American depositary shares representing ordinary shares of the Company), during the period starting from April 30, 2026 until the date which is five (5) business days before (and excluding) October 8, 2026, at an initial conversion price of US$14.8869 per ordinary share (as adjusted under the terms and conditions of the Notes). Unless converted or purchased and cancelled prior to the Maturity Date, the Company will redeem the remaining 50% outstanding principal amount of the Notes together with accrued interests on the Maturity Date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

By:	/s/ David Siu Kam Choy
Name:	David Siu Kam Choy
Title:	Chief Financial Officer

Date: December 6, 2022

Exhibit Index

Exhibit 4.1	—	Amendment and Supplemental Agreement to the Share Purchase Agreement and the Convertible Promissory Notes, among the Company, China Ping An Insurance Overseas (Holdings) Limited and An Ke Technology Company Limited, dated December 6, 2022

Exhibit 4.2	—	Certificate of Convertible Promissory Note (Certificate No.: 004) issued by the Company to China Ping An Insurance Overseas (Holdings) Limited, dated December 6, 2022

Exhibit 4.3	—	Certificate of Convertible Promissory Note (Certificate No.: 005) issued by the Company to An Ke Technology Company Limited, dated December 6, 2022